Exhibit 99.1

Yucheng Technologies Announces Significant Online Banking Contract Wins with Foreign Banks

BEIJING, Jan. 22 /Xinhua-PRNewswire-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC), a leading IT service provider to the Chinese banking industry, today announced strategic contract wins with The Bank of East Asia (China) Limited ("BEA China") and Hana Bank (China) Co., Ltd. ("Hana China"), to provide online banking platforms for their China operations to better serve their China customers.
Yucheng's CEO, Mr. Weidong Hong stated, "We are extremely pleased with these two contract wins with BEA China and Hana China. They represent Yucheng's first ever contract wins with foreign banks in China. Yucheng won these contracts in competitive bidding against both international and local online banking solution providers. These contract wins extend our business to the local China operations of foreign banks, an increasingly larger group as a result of WTO and recent reforms in China's banking industry. We look forward to helping them improve their channel management platforms and to expanding our working relationship with these foreign banks in the future."

About The Bank of East Asia (China) Limited
Incorporated in Hong Kong in 1918, The Bank of East Asia ("BEA") is the largest independent local bank in Hong Kong, with total consolidated assets of HK$343.2 billion (US$43.9 billion) as of June 30, 2007. The Bank of East Asia (China) Limited is a subsidiary of BEA. It was established in April 2007 and headquartered in Shanghai. It currently has 15 branches and 28 sub-branches and serves as BEA's major banking and financial operations in mainland China.

About Hana Bank (China) Co., Ltd.
Hana Bank (China) Co., Ltd is a wholly owned subsidiary of Hana Bank of Korea, the fourth largest bank in South Korea with total assets of $130 billion. Founded in December 2007 and headquartered in Beijing, Hana Bank (China) Co., Ltd. now has seven branches and outlets across China.

About Yucheng Technologies Limited
Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,500 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in nine cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) IT consulting, solutions and software platform, 2) system integration, and 3) outsourced IT operations, with a particular focus on a) banking channel management IT solutions and services, such as web banking and call centers, b) business processing solutions, such as core banking systems, foreign exchange, treasury, and intermediary business solutions, and c) risk/performance management solution consulting and implementation service. It is also a third party provider of POS merchant acquiring services in partnership with banks.

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: +86-10-6442-0533
Email: investors@yuchengtech.com